                                              File Nos. 70-7950/70-8555


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Wayfinder Group, INC. (WG)
(Formerly NEES GLOBAL, INC. (NG))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a report for the fourth quarter of 1999:

     1.Effective December 15, 1999, NG changed its name to Wayfinder Group, Inc. (WG). WG is a Massachusetts corporation which was formed in January 1992. WG was not capitalized until October 13, 1992, when one thousand shares of WG common stock were issued to New England Electric System (NEES).

On June 25, 1998, New England Water Heater Co., Inc. (NEWH), an energy-related company, became a wholly-owned subsidiary of NG in accordance with Rule 58 of the Act. The company's financial statements are consolidated with NG. In the fourth quarter of 1998, NEWH changed its name to NEWHC, Inc. Effective September 19, 1999, substantially all of the assets of NEWH were sold to Duperey Investments, Inc., an unaffiliated company.

WG entered into agreements with companies located in Illinois, Maryland, Delaware, New York, Virginia, Minnesota, Massachusetts and District of Columbia to provide consulting services. A total of $349,000 in revenue was recognized in the fourth quarter of 1999.

     2.As of December 31, 1999, NEES had purchased 1,000 shares of WG common stock and had made subordinated loans to WG totaling $11,951,000.

     3.As of December 31, 1999, WG employed no permanent personnel. However, during the three-month period ending December 31, 1999, 64 employees of associated companies of NEES billed portions of their time to WG.

     4.As of December 31, 1999, WG had not purchased or received from associated companies of NEES any intellectual property.

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     5.During the three-month period ended December 31, 1999, WG received legal, financial, and other administrative services from New England Power Service Company, amounting to $223,000.

     6.Attached in Exhibits A through C are the consolidated financial statements of WG. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

In May 1995, WG invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. WG also provides maintenance services for STI equipment on an as needed basis, for which no revenue was recognized in the fourth quarter of 1999.

     In August 1997, WG invested $1,400,000 in Nexus Energy Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock. An additional investment of $750,000 was made in October 1998 in the form of 300,000 shares of Series B Preferred Stock.



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950/70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


               Wayfinder Group, Inc.


                    s/ John G. Cochrane
               By: _________________________________
                   John G. Cochrane
                   Treasurer


Date: February 29, 2000